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                                                   Filed By Eclipsys Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                          Subject Companies:  Neoforma.com, Inc., Eclipsys, Inc.
                                                              HEALTHvision, Inc.

                                                  Commission File No.: 000-28715


                                                                   Press Release

[ECLIPSYS LOGO]

ECLIPSYS STOCKHOLDER LAWSUITS FILED; EARNINGS RELEASED NEXT WEEK

DELRAY BEACH, FL -- APRIL 20, 2000 -- Eclipsys(R) Corporation (NASDAQ: ECLP), the leading provider of end-to-end information solutions that enable healthcare enterprises to balance and improve clinical, financial and satisfaction outcomes, has received two lawsuits filed in Delaware Chancery Court seeking to enjoin or rescind the proposed transaction with Neoforma.com or to collect an unspecified amount of damages. The shareholder suits in general allege that the directors have breached their fiduciary duties and that the consideration received by Eclipsys' shareholders would be inadequate. Eclipsys believes that its directors have properly exercised their fiduciary duties and intends to defend these claims vigorously.

Eclipsys expects to announce its financial results from the first quarter of 2000 on Monday, April 24 after the close of business. Given the pending transaction with Neoforma.com and the related events, Eclipsys is canceling Tuesday's Q1 conference call.

Eclipsys Corporation (www.eclipsys.com) delivers end-to-end information solutions that enable healthcare enterprises to achieve balanced and improved clinical, financial and satisfaction outcomes. Solutions include its comprehensive, knowledge-based Sunrise software line; leading-edge integration solutions; application services provider (ASP) information-management solutions; business process reengineering; network design and implementation; and full IT outsourcing. In conjunction with its HEALTHvision affiliate (see www.healthvision.com), Eclipsys provides customized, locally branded Web-based solutions to healthcare delivery systems. Eclipsys has more than 1,400 customer organizations throughout the U.S. and in 17 other countries. For more information, contact Investor Relations at investor.relations@eclipsys.com or by calling (561) 266-2324.

Statements in this news release concerning future results, performance or expectations are forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks included risks relating to merger discussions and possible integration of the combined businesses and their products uncertainties regarding future financial results and other risks described in the filings of Eclipsys with the Securities and Exchange Commission. Eclipsys, Eclipsys Corporation and The Outcomes Company are registered trademarks and Sunrise is a trademark of Eclipsys Solutions Corp. Other product and company names in this news release are trademarks or registered trademarks of their respective companies.

Contact:
Eclipsys:
Randy L. Thomas, Corporate Strategy and Marketing (media)
(561) 266-2348 - randy.thomas@eclipsys.com

Greg Wilson, CFO (investors)
(561) 266-2324 - investor.relations@eclipsys.com